Exhibit 99.3

Disclosure of Transactions in Own Shares

Paris, August 16th, 2018 – In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on June 1st, 2018 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from August 9th, 2018 to August 15th, 2018:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
09.08.2018	145,218	55.2695	8,026,126	XPAR
09.08.2018	57,260	55.2740	3,164,989	CHIX
09.08.2018	39,482	55.2615	2,181,835	TRQX
09.08.2018	21,356	55.2762	1,180,479	BATE
10.08.2018	260,673	54.3193	14,159,575	XPAR
10.08.2018	58,015	54.4971	3,161,649	CHIX
10.08.2018	37,050	54.4971	2,019,118	TRQX
10.08.2018	33,780	54.2995	1,834,237	BATE
13.08.2018	205,614	54.3300	11,171,009	XPAR
13.08.2018	—	—	—	CHIX
13.08.2018	—	—	—	TRQX
13.08.2018	—	—	—	BATE
14.08.2018	222,766	53.8272	11,990,870	XPAR
14.08.2018	11,700	53.7478	628,849	CHIX
14.08.2018	6,106	53.7649	328,288	TRQX
14.08.2018	3,731	53.7559	200,563	BATE
15.08.2018	328,971	52.6854	17,331,969	XPAR
15.08.2018	66,272	52.4671	3,477,100	CHIX
15.08.2018	46,655	52.4131	2,445,333	TRQX
15.08.2018	72,825	52.1333	3,796,608	BATE
Total	1,617,474	53.8485	87,098,596

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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